December 18, 2007	Darren K. DeStefano
T: (703) 456-8034
VIA EDGAR AND ELECTRONIC DELIVERY	ddestefano@cooley.com

Christian T. Sandoe, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	Gladstone Investment Corporation Registration Statement on Form N-2 (File Nos. 333-147185 and 814-00704)

Dear Mr. Sandoe:

        On behalf of Gladstone Investment Corporation ("Gladstone" or the "Fund"), we are transmitting for filing one copy of Pre-effective Amendment No. 1 (the "Amendment") to the Registration Statement on Form N-2, File Nos. 333-147185 and 814-00704 (the "Registration Statement"), marked to show changes from the initial filing of the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on November 7, 2007.

        The Amendment is being filed in response to comments received from the staff of the Division of Investment Management (the "Staff") by letter dated December 6, 2007, with respect to the Registration Statement (the "Comments"). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

PROSPECTUS:

Cover Page

        1.     The securities to be registered with this registration statement include subscription rights. Please explain to us the legal basis permitting a business development company to register subscription rights in a shelf registration statement. See Nuveen Virginia Premium Income Municipal Fund (pub. avail. October 6, 2006).

In response to the Staff's comment, we respectfully submit to the Staff that the position expressed in Nuveen Virginia Premium Income Municipal Fund clarified that closed end investment companies, including business development companies, may utilize the shelf registration procedure to register any class of securities on Form N-2 pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") so long as the

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registrant meets the requirements of Form S-3 to conduct the type of offering that the Fund intends to undertake. In this regard, we supplementally advise the Staff that the Fund meets the "Registrant Requirements" of General Instruction I.A. to Form S-3 as follows:

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  The Fund is organized under the laws of the State of Delaware and has its principal business operations in the United States.

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  The Fund's common stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

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  The Fund has been subject to the requirements of Section 12 of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) of the Exchange Act for a period of at least twelve calendar months immediately preceding the date of the filing of the Registration Statement.

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  The Fund has filed in a timely manner all reports required to be filed during the twelve calendar months and the portion of the month immediately preceding the filing of the Registration Statement.

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  Neither the Fund nor any of its consolidated or unconsolidated subsidiaries have, since the end of the fiscal year ended March 31, 2007, (i) failed to pay any dividend or sinking fund installment on preferred stock (the Fund has no outstanding preferred stock); or (ii) defaulted on any installment on indebtedness for borrowed money; or (iii) defaulted on any rental payment on any long term lease.

        In addition, the issuance of rights under the Registration Statement would be permissible on Form S-3 pursuant to the "Transaction Requirements" of General Instruction I.B.4 to Form S-3 as follows: (i) the common stock to be issued upon exercise of the rights will be issuable in respect of rights granted by the Fund on a pro rata basis by the Fund; and (ii) the Fund has sent, within the twelve calendar months preceding the filing of the Registration Statement, material containing the information required by Rule 14a-3(b) to all record holders of the rights and the information required by Items 401, 402, 403 and 407(c)(3), (d)(4), (d)(5) and (e)(4) of Regulation S-K. The Fund respectfully submits that the Division of Corporation Finance interprets General Instruction I.B.4 to Form S-3 to permit the registration of a rights offering on Form S-3. See Publicly Available Telephone Interpretation No. H.60. Additionally, the Fund respectfully submits that the issuance of rights would be permissible on Form S-3 pursuant to the "Transaction Requirements" of General Instruction 1.B.1 to Form S-3 as the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Fund is greater than $75 million. See Publicly Available Telephone Interpretation No. H.46, which provides that "[a] company meeting the float test of General Instruction I.B.1 of Form S-3 may use that form to register both an immediately convertible security and the underlying security." We also direct the Staff to the following examples of shelf registration statements filed on Form S-3 registering, among other things, subscription rights: Wheeling Pittsburgh Corp. (Registration No. 333-130579, filed December 21, 2005); Energy Conversion Devices, Inc. (Registration No. 333-129232, filed on October 25, 2005) and Revlon, Inc. (Registration No. 333-128815, filed on October 4, 2005).

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Fees and Expenses (Page 4)

        2.     As the interest payments on borrowed funds line item to the fee table indicates that the Fund anticipates borrowing and footnote (2) to the fee table states that the Fund's base management fee is 2.0% of the Fund's gross asset, please confirm to us that the 2.05% figure disclosed in the management fees line item of the fee table (which is calculated as a percentage of net assets) is accurate.

In response to the Staff's comment, we confirm that the 2.05% figure disclosed in the management fees line item of the fee table (which is calculated as a percentage of net assets) is accurate. As is disclosed in the Registration Statement, the Fund's adviser has issued a waiver to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5% to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations. The majority of the Fund's investments are in syndicated loan participations and, consequently, this waiver has reduced the management fees line item accordingly.

        3.     Please revise this section so that the footnotes to the fee table immediately follow the example. See Item 3.1 to Form N-2.

        In response to the Staff's comment, we have revised the placement of the footnotes on pages 5 and 6 of the Amendment.

Consolidated Summary Financial Data (Page 7)

        4.     This section appears a second time on page 22 of the prospectus. Please delete one of these sections from the prospectus.

In response to the Staff's comment, we have deleted the Summary Financial Data which appeared on page 7 of the prospectus in the Registration Statement.

        5.     As the Fund has engaged in borrowing since the commencement of operations in 2005, please provide the information required by Item 4.3 of Form N-2.

In response to the Staff's comment, we have provided the requested disclosure on page 22 of the Amendment.

Our Credit Facility Imposes Certain Limitations On Us (Page 14)

        6.     The second paragraph states that as a result of the line of credit facility, the Fund is subject to certain limitations on the types of investments it makes, including restrictions on geographic concentrations, sector concentrations, loan size, payment frequency and status, and average life. It also states that the failure to satisfy these limitations could result in foreclosure by the Fund's lenders which would have a material adverse effect on the Fund's business, financial condition and results of operations. Please provide to us copies of any documentation

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for these credit facilities that set forth the limitations imposed on the Fund under these agreements and any rights exercisable by its lenders pursuant to these agreements.

In response to the Staff's comment, we have attached as Exhibit A to this letter a conformed copy of the Fund's credit agreement. We also direct the Staff's attention to copies of all documentation related to the credit facility previously filed with the Commission as follows:

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  Credit Agreement by and among Gladstone Business Investment LLC, Deutsche Bank AG and certain other parties, dated as of October 19, 2006, filed as Exhibit 10.1 to the Current Report on Form 8-K filed October 23, 2006.

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  Amendment No. 1 to the Credit Agreement by and among Gladstone Business Investment, LLC and Deutsche Bank AG, dated as of March 29, 2007, filed as Exhibit 10.1 to the Current Report on Form 8-K filed March 30, 2007.

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  Amendment No. 2 to the Credit Agreement by and among Gladstone Business Investment, LLC and Deutsche Bank AG, dated as of July 25, 2007, filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed on October 31, 2007.

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  Amendment No. 3 to the Credit Agreement by and among Gladstone Business Investment, LLC and Deutsche Bank AG, dated as of October 18, 2007, filed as Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00704), filed on October 22, 2007.

Investment Valuation—General Valuation Policy (Page 27)

        7.     The first sentence of the second paragraph states that debt and equity securities for which a limited market exists but that have not been rated by a NRSRO (or for which we have various degrees of trading restrictions) are valued at fair value as determined in good faith by or under the direction of our Board of Directors. Please explain to us how this valuation policy is consistent with the Staff's guidance on valuation in its April 2001 letter to the ICI. See Letter to Craig S. Tyle, General Counsel, Investment Company Institute, from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management (April 30, 2001).

In response to the Staff's comment, we have revised the disclosure related to the Fund's investment valuation policies on pages 11, 27, 28, 30, 31 and 53 of the Amendment to accurately reflect the Fund's policies, which are consistent with the Staff's guidance on valuation in its April 2001 letter to the ICI. We have revised the disclosure in the Amendment to clarify that it is the potential for a lack of readily available market quotations often associated with non-NRSRO rated status, rather than non-NRSRO rated status itself, which causes the Board to give further consideration to whether a fair value determination should be made for these securities. The Fund submits non-NRSRO rated securities to Standard and Poor's Securities Evaluations, Inc. ("SPSE") as part of the Board's further consideration of whether market quotations are readily available, valid and reliable and, if there are discrepancies between

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the indicative bid price offered by the syndication agent's desk and the opinion of value from SPSE, the Fund determines whether it is more appropriate for the alternative method of valuation prescribed by the Investment Company Act of 1940—fair value as determined in good faith by the Board of Directors—to be implemented. The disclosure has been revised to more clearly reflect the Fund's policies, which have not changed and remain consistent with the Staff's guidance.

Description of Our Securities—Subscription Rights—General (Page 87)

        8.     The second sentence of this section indicates that the material terms of a rights offering will be described in a prospectus supplement. Please set forth in this section any limits applicable to such a rights offering such as the minimum number of days that a rights offering may remain open and the number of rights that may be issued per share. In addition, please provide to us a form of any supplement that the fund intends to file in connection with any offering of subscription rights under this registration statement.

In response to the Staff's comment, we have revised the disclosure on page 88 of the Amendment. Additionally, in response to the Staff's request, we have also attached as Exhibit B to this letter the form of supplement that the Fund would propose to file in connection with a rights offering under the Registration Statement. Because the Fund has not finalized the terms of any rights offering, this form of prospectus supplement is subject to further modification. In particular, while the draft attached for purposes of responding to the Staff's request contemplates a transferable rights offering, rights offerings effected pursuant to the Registration Statement may or may not be conducted via transferable rights.

Description of Our Securities—Debt Securities (Page 87)

9.
Disclosure in the second paragraph of the Preferred Stock section on Page 87 states that the Fund has no current intention to issue any shares of preferred stock. Please indicate in this section whether the Fund has any current intention to issue any debt securities. If the Fund does have a current intention to issue debt securities, please confirm to us that the Interest Payments on Borrowed Funds figure in the fee table reflects the issuance of such debt securities.

In response to the Staff's comment, we have revised the disclosure on page 88 of the Amendment to clarify that the Fund has no current intention of issuing any debt securities.

General Comments

        10.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

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The Fund acknowledges and understands the Staff's comment and has revised the disclosure throughout the Registration Statement to address each of the Staff's comments.

        11.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Fund acknowledges and understands the Staff's comment.

        12.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

The Fund acknowledges and understands the Staff's comment.

        13.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

        14.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Fund acknowledges and understands the Staff's comment.

        15.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Fund and its management acknowledge that:

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  they are responsible for the adequacy and accuracy of the disclosure in the Fund's filings with the Commission;

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  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

*******

        Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Christina Novak, Esq., of this office, at (703) 456-8562.

Very truly yours,
/s/ Darren K. DeStefano Darren K. DeStefano, Esq.

cc:	David Gladstone, Gladstone Management Corporation Allyson Williams, Esq., Gladstone Administration, LLC Thomas R. Salley, Esq. Christina L. Novak, Esq.

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